# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enviri Corporation, CIK 0002104052
CUSIP: 29390K102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,659,536; sole dispositive power 0; shared dispositive power 1,660,335; aggregate amount beneficially owned 1,660,335 (6% of the class)
  Comment: The percent of class reported is based on a derived figure of 27,568,534 shares of common stock outstanding, each share of which was issued to shareholders of Enviri Corporation, predecessor by merger to Enviri LLC (CIK: 0000045876), ("Old Enviri") in exchange for every three shares of the 82,705,602 shares of common stock of Old Enviri outstanding as of April 30, 2026, as reported in Old Enviri's 10-Q filed with the SEC on May 11, 2026.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,607,914; sole dispositive power 0; shared dispositive power 1,607,914; aggregate amount beneficially owned 1,607,914 (5.8% of the class)
  Comment: The percent of class reported is based on a derived figure of 27,568,534 shares of common stock outstanding, each share of which was issued to shareholders of Enviri Corporation, predecessor by merger to Enviri LLC (CIK: 0000045876), ("Old Enviri") in exchange for every three shares of the 82,705,602 shares of common stock of Old Enviri outstanding as of April 30, 2026, as reported in Old Enviri's 10-Q filed with the SEC on May 11, 2026.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,659,536; sole dispositive power 0; shared dispositive power 1,660,335; aggregate amount beneficially owned 1,660,335 (6% of the class)
  Comment: The percent of class reported is based on a derived figure of 27,568,534 shares of common stock outstanding, each share of which was issued to shareholders of Enviri Corporation, predecessor by merger to Enviri LLC (CIK: 0000045876), ("Old Enviri") in exchange for every three shares of the 82,705,602 shares of common stock of Old Enviri outstanding as of April 30, 2026, as reported in Old Enviri's 10-Q filed with the SEC on May 11, 2026.

## Item 1. Issuer
Name of issuer: Enviri Corporation
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 1,660,335 shares
This is composed of (i) 1,260,608 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 213,156 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 117,185 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 16,666 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 52,720 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 1,607,914 shares
This is composed of (i) 1,260,608 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 213,156 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 117,185 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 16,666 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 299 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

David E. Shaw: 1,660,335 shares
This is composed of (i) 1,260,608 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 213,156 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 117,185 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 16,666 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 52,720 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and (ii) D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C. and the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 1,659,536 shares and the shared power to dispose or direct the disposition of 1,660,335 shares, the 1,660,335 shares as described above constituting 6.0% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,660,335 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 6.0%
D. E. Shaw & Co., L.L.C.: 5.8%
David E. Shaw: 6.0%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 1,659,536 shares
D. E. Shaw & Co., L.L.C.: 1,607,914 shares
David E. Shaw: 1,659,536 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 1,660,335 shares
D. E. Shaw & Co., L.L.C.: 1,607,914 shares
David E. Shaw: 1,660,335 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated June 3, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (06/03/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (06/03/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (06/03/2026)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.